
AIM
INVESTMENTS

811-2699
Branch

40-33

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


05065301


SEC MAIL
RECEIVED
PROCESSING
2005
WASH., D.C.
213
SECTION

August 22, 2005

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

BEST AVAILABLE COPY

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313) and INVESCO Funds Group, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **First Consolidated Complaint** in *Lawrence Zucker, et al. v A I M Advisors, Inc.* and *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth


SEP 29 2005

S:\srr\Litigation\Zucker v AIM\Corr\L-082205SEC.doc
082205 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, On Behalf of AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C and AIM Limited Maturity Treasury Fund/A,
Plaintiffs,

-against-

AIM DISTRIBUTORS, INC.,
Defendants.

---

STANLEY LIEBER, On Behalf of INVESCO Core Equity Fund/Inv, INVESCO Health Science Fund/Inv,
Plaintiffs,

-against-

INVESCO DISTRIBUTORS, INC., and AIM DISTRIBUTORS, INC.,
Defendants.

§ § § § § § § § § § § § § § § § § § § § § § § § §

Civil Action No. H-03-5653

**FIRST CONSOLIDATED COMPLAINT**

Plaintiffs, by their attorneys Schwartz, Junell, Greenberg, & Oathout, LLP, and Zimmerman, Levi & Korsinsky LLP, allege upon personal knowledge as to themselves and their own acts, and upon information and belief as to all other matters, the following:

**NATURE OF THE CASE**

1. Plaintiffs bring this action for the benefit of investors in the following mutual funds: AIM Small Cap Growth Fund/A, AIM Small Cap Growth

Fund/B, AIM Small Cap Growth Fund/C, INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv (the "Closed Funds") to recover excessive and unnecessary expenditures paid by the Closed Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940 (the "Investment Company Act")("12b-1 fees").

2. Plaintiffs allege that the distributors of the Closed Funds have collected 12b-1 fees from the Closed Funds for, among other things, marketing and distribution related services notwithstanding the fact that the Closed Funds have ceased soliciting new investors. These excessive 12b-1 fees were as high as 1.0% of the average daily net assets of the Closed Funds.

3. By continuing to charge the Closed Funds 12b-1 fees after they stopped soliciting new investors, the distributors have breached their fiduciary duty to the investors in the Closed Funds and have collected excessive compensation from the Closed Funds in violation of Section 36(b) of the Investment Company Act.

## JURISDICTION AND VENUE

4. The claims asserted herein arise under and pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35.

5. This Court has jurisdiction over the subject matter of this action pursuant to Section 36(b)(5) of the Investment Company Act.

6. Venue is proper in this district because many of the acts and injuries alleged in this Complaint occurred within this District.

## PARTIES

7. Plaintiff Zucker purchased shares of the AIM Small Cap Growth Fund/A and has held such shares during all times relevant to this Complaint.

8. Plaintiff Lieber purchased shares of the INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv and has continued to hold such shares during all times relevant to this Complaint.

9. AIM Advisors, Inc. ("AIM Advisors") is, and at all relevant times was, the investment advisor to the AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B and AIM Small Cap Growth Fund/C ("the AIM Funds") and maintains its principal place of business at 11 Greenway Plaza, Houston, Texas, 77046. Based on the total net assets of the AIM Funds as of June 2003, the AIM Funds were charged in excess of $7 million of 12b-1 fees for, among other things, marketing and distribution services even though the AIM Funds were not open to new investors and AIM Advisors was no longer marketing and distributing shares of the AIM Funds.

10. Defendant AIM Distributors, Inc. ("ADI") is an affiliate of AIM Advisers and is the distributor of the AIM Funds. ADI has improperly received 12b-1 fees from the AIM Funds for distribution services even though the AIM Funds were closed to new investors.

11. INVESCO Funds Group, Inc. ("IFG") is, and at all relevant times until July 1, 2003 was, the investment advisor to the INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv ("the INVESCO Funds"). Effective July 1, 2003, AIM Advisors became the advisor and distributor for the Closed Funds. Based on the total net assets of the INVESCO Funds as of June 2003, the INVESCO Funds were charged in excess of $9 million in 12b-1 fees for, among other things, marketing and distribution services even though the INVESCO Funds were closed to new investors and IFG was no longer marketing and distributing the INVESCO Funds.

12. Defendant INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of IFG and was the distributor of the INVESCO Funds prior to July 1, 2003. Defendant ADI is the distributor of the Closed Funds since July 1, 2003 (IDI and ADI are collectively referred to as the "Distributors"). The Distributors have improperly collected 12b-1 fees from the INVESCO Funds for distribution services even though the INVESCO Funds ceased distributing shares to new investors.

13. Pursuant to Section 36(b) of the Investment Company Act, the Distributors owe a fiduciary duty to the Closed Funds and to their shareholders. The Distributors breached this fiduciary duty by causing the Closed Funds to pay millions of dollars in 12b-1 fees for marketing and distribution services that either were not necessary or were never performed. This suit seeks to recover these gratuitous 12b-1 fees paid to the Distributors in violation of Section 36(b).

## FACTS

14. The Advisors collect management fees from the Closed Funds for the advisory services they provide to mutual funds under their management.

15. In addition to the management fees, the Advisors, through their affiliated Distributors, also collect 12b-1 fees from the Closed Funds purportedly for providing marketing and distribution services to the funds. Marketing and distribution services primarily encompass sales commissions paid to brokers as well as the preparation and distribution of sales and marketing literature to attract new investors.

16. Despite the fact that the Closed Funds are no longer open to new investors, the Distributors nevertheless continue to siphon 12b-1 fees from the Closed Funds' assets.

17. At all relevant times, the Closed Funds were closed to new investors and therefore there has been no legitimate need to spend money on marketing or distribution. Yet, the Distributors have continued to collect 12b-1 fees from the Closed Funds as high as 1.0% of the Closed Funds' average daily net assets.

18. Plaintiffs seek to recover these gratuitous and excessive fees the Distributors have reaped from the Closed Funds. In addition, plaintiffs seek to enjoin the Distributors from collecting any additional 12b-1 fees relating to marketing and distribution from those Closed Funds that remain closed to new investors.

**COUNT I**
**VIOLATION OF SECTION 36(b) OF**
**THE INVESTMENT COMPANY ACT**

19. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

20. This Count is asserted against the Distributors for the breach of their fiduciary duty under Section 36(b) of the Investment Company Act owed to the Closed Funds as affiliates to the Advisors and as distributors of the shares of the Closed Funds.

21. As affiliates to the Advisors and distributors of the shares of the Closed Funds, the Distributors had a duty to act with the highest degree of loyalty and fidelity when acting on behalf of the Closed Funds.

22. The Distributors have breached, and continue to breach, their duty of loyalty by continuing to collect 12b-1 fees that are not reasonably related to any services provided to the Closed Funds.

23. By reason of its conduct described herein, the Distributors violated Section 36(b) of the Investment Company Act.

24. As a direct, proximate and foreseeable result of the Distributors' breach of the fiduciary duty of loyalty owed to the Closed Funds, the shareholders of the Closed Funds have suffered damages.

25. Plaintiffs, by this action, seek to recover the gratuitous and excessive 12b-1 fees paid to the Distributors.

**WHEREFORE**, plaintiffs demand judgment as follows:

A. Awarding compensatory damages to the shareholders of the Closed Funds against all defendants; together with pre-judgment interest at the maximum rate allowable by law;

B. Enjoining the Distributors from charging the Closed Funds any 12b-1 fees for marketing and distribution while the Closed Funds remain closed to new investors;

C. Awarding plaintiffs the costs and disbursements of this action, including reasonable allowances of fees for plaintiffs' attorneys and experts; and

D. Granting all further other relief as the Court deems just and proper.

Dated: August 18, 2005

Respectfully Submitted,

SCHWARTZ, JUNELL, GREENBERG
& OATHOUT, L.L.P.

/s/ Roger B. Greenberg

ROGER B. GREENBERG
Texas State Bar No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin St., Suite 2000
Houston, Texas 77010
713/752-0017 Telephone
713/752-0327 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1601
New York, New York 10006
212/363-7500 Telephone
212/363-7171 Facsimile

ZIMMERMAN, LEVI &
KORSINSKY, LLP
Jean Marc Zimmerman
226 St. Paul Street
Westfield, New Jersey 07090
908/654-8000 Telephone
908/654-7207 Facsimile

Attorneys for Plaintiffs

## CERTIFICATE OF SERVICE

I hereby certify that on this 18th day of August, 2005, a true and correct copy of the foregoing ***First Consolidated Complaint*** was sent by U.S. Certified Mail, Return Receipt Requested, to all counsel of record.

/s/ Roger B. Greenberg
Roger B. Greenberg